EXHIBIT 99.1

INNATE PHARMA TO HOST ANALYST AND INVESTOR EVENT ON LACUTAMAB ON OCTOBER 28, 2025

Marseille, France, October 14, 2025, 7:00 AM CEST

•The event will provide clinical perspectives and market outlook for lacutamab, Innate’s lead proprietary product progressing towards potential accelerated approval in SS and confirmatory phase 3 initiation
•Leading KOL Pierluigi Porcu, M.D., a world expert in T-cell lymphomas, will discuss results from the TELLOMAK Phase 2 trial
•ZS Associates, leading experts in life sciences and healthcare markets, will describe the eligible U.S. CTCL patient population based on real-world claims data
•Innate Pharma’s management will provide updates on the planned Phase 3 trial, the regulatory pathway in CTCL, and will outline the commercial opportunity for lacutamab

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it will host an analyst and investor event focused on lacutamab, an asset with path to potential Accelerated Approval based on existing long-term follow-up data of the Phase 2 TELLOMAK study, providing both clinical perspectives and market outlook. The event will be held in person and virtually on Tuesday, October 28, 2025, from 8:00 a.m. to 10:00 a.m. ET / 1:00 p.m. to 3:00 p.m. CET, at the Park Terrace Hotel on Bryant Park in New York.

The program will feature Pierluigi Porcu, M.D., Division Chief for Hematology and BMT at University of Kentucky, Lexington, a world expert in T-cell lymphomas, who will provide medical perspectives on results from the Phase 2 TELLOMAK trial, which evaluated lacutamab in patients with relapsed or refractory (R/R) cutaneous T-cell lymphoma (CTCL). ZS Associates, leading experts in life sciences and healthcare markets, will describe the eligible U.S. cutaneous T-cell lymphoma patient population based on real-world claims data. Finally, Innate Pharma’s management will provide updates on the planned Phase 3 trial, regulatory pathway in CTCL, including path to potential accelerated approval in Sézary syndrome, and commercial opportunity for lacutamab.

“We look forward to engaging with the investor community in New York to share the latest updates and perspectives on lacutamab, a product which has the potential to meaningfully improve outcomes and quality of life for CTCL patients with high unmet medical needs while creating significant value for shareholders,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. “Supported by strong TELLOMAK Phase 2 results, lacutamab is positioned for accelerated approval in Sézary syndrome once the confirmatory study in CTCL is underway. New real-world data showing a larger eligible CTCL population in the U.S. than previously reflected in public data further reinforce our commitment to advancing lacutamab for patients, with the confirmatory Phase 3 protocol nearing completion.”

The event will feature live Q&A opportunities.

To register for in person participation or virtual access, click here: https://lifescievents.com/event/gwlt042xp/

A replay will be available in the investors section of Innate Pharma website after the event.

About Pierluigi Porcu, M.D.

Pierluigi Porcu, M.D. is the Ewa Marciniak Endowed Chair Professor and Division Chief for Hematology and Blood and Marrow Transplantation (Hem BMT) at the University of Kentucky College of Medicine, and Associate Director for Clinical Translation for the UK Lucille P. Markey Comprehensive Cancer Center. Dr. Porcu is an NCI-funded physician scientist and an internationally recognized expert in clinical and translational research in T-cell lymphoma. He is a former President of the United State Cutaneous Lymphoma Consortium (USCLC), and a member of the board of directors of the International Society of Cutaneous Lymphomas (ISCL). Dr. Porcu has served as global coordinating investigator or chair on numerous advisory boards and clinical trial steering committees.

Dr. Porcu earned his medical degree from the University of Torino in Italy and completed a residency in internal medicine and a fellowship in hematology-oncology at Indiana University in Indianapolis. From 1999 to 2015, he was a faculty in the Division of Hematology at The Ohio State University. From 2016 to 2025 he served as Professor and Division director of Hematologic malignancies and hematopoietic stem cell transplantation in the Department of Medical Oncology at Thomas Jefferson University in Philadelphia.

About lacutamab

Lacutamab is a first-in-class anti-KIR3DL2 antibody, developed in cutaneous T-cell lymphoma (CTCL) and peripheral T-cell lymphoma (PTCL). CTCL is a group of rare non-Hodgkin lymphomas that develop in the skin and severely affect patients’ quality of life. Sezary syndrome (SS) is a rare and aggressive leukemic form with poor survival, while mycosis fungoides (MF) is the most common subtype, with advanced stages associated with poor outcomes.

Data from the Phase 2 TELLOMAK trial in CTCL demonstrated durable activity, a favorable safety profile, and improvements in patients’ quality of life. FDA provided encouraging initial feedback on Innate Pharma’s proposed regulatory pathway, which could potentially include Accelerated Approval for Sézary syndrome.

The program has received Fast Track designation from the FDA, PRIME designation from the EMA for SS, and Orphan Drug designation in both the US and EU for CTCL. More recently, it has received Breakthrough Therapy Designation for SS.

A Phase 3 in CTCL is under preparation.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its antibody-engineering expertise, the company has developed innovative therapeutic approaches, including Antibody Drug Conjugates (ADC), monoclonal antibodies (mAbs) and multi-specific NK Cell Engagers through its proprietary ANKET® (Antibody-based NK cell Engager Therapeutics) platform.

Innate’s portfolio includes IPH4502, a differentiated Nectin-4 ADC in development in solid tumors, lacutamab, an anti-KIR3DL2 mAb developed in advanced forms of cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as renowned research institutions, working together to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Medias
communication@innate-pharma.com